UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                SPORT-HALEY, INC.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    848925103
                                    ---------
                                 (CUSIP Number)


                                  Emily Mason
                            Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7062
                            Facsimile: (415) 955-6562
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 October 15, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         848925103
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions)                        N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization            United States


--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             539,663

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        539,663

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person                                 539,663

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      23.6%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                                                                              IN

--------------------------------------------------------------------------------

CUSIP No. 848925103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Spectrum Galaxy Fund Ltd.

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------


                4. Source of Funds (See Instructions)                        WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization   British Virgin Islands

--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             198,312

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        198,312

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each
                   Reporting Person                                      198,312

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)       8.7%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                CO

--------------------------------------------------------------------------------

CUSIP No. 848925103
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Capital Partners I, L.P.

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions)                         WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             341,351

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        341,351

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------


               11. Aggregate Amount Beneficially Owned by Each
                   Reporting Person                                      341,351

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      14.9%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                PN

--------------------------------------------------------------------------------

CUSIP No. 848925103
--------------------------------------------------------------------------------


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Holding Company, LLC

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             341,351

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        341,351

--------------------------------------------------------------------------------

                       10.
                           Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting
                   Person                                                341,351

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      14.9%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

This Amendment No. 1 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2007 (the "Original Statement"), by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners I, L.P., a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum"), and Daniel Zeff, an individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons") related to the common stock, no par value (the "Common Stock") of Sport-Haley, Inc., a Colorado corporation (the "Company").

Item 1.        Security and Issuer

          This statement on Schedule 13D relates to the Common Stock of the Company. The address of the Company's principal executive offices is 4600 E. 48th Avenue, Denver, Colorado, 80216.

Item 2.        Identity and Background

          This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Exchange Act.

          The address of the principal place of business and principal office of each of the Reporting Persons is: 50 California Street, Suite 1500, San Francisco, CA 94111.

          The principal business of Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

          Daniel Zeff is a United States citizen. Spectrum is organized under the laws of the British Virgin Islands. Capital and Holding are organized under the laws of the State of Delaware.

Item 3.        Source or Amount of Funds or Other Consideration

          Capital's purchase was made with Capital partnership funds.

          Spectrum's purchase was made with Spectrum company funds.

Item 4.        Purpose of the Transaction

          The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of their business. The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

          As previously disclosed in the Original Statement, Zeff requested that the Company nominate Andrew Dailey to the Company's Board of Directors (the "Board"), as described in a letter from Capital to the Board. The Company declined to nominate Andrew Dailey to the Board and suggested that Zeff be nominated instead. Zeff declined such invitation. Zeff recently renewed the request to nominate Andrew Dailey to the Board and the Company declined such request. Although the Reporting Persons have no present plans or proposals to nominate someone to the Board, or to change the composition of the Board, the Reporting Persons reserve the right to develop such plans or proposals at any time.

          Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,284,490 shares of Common Stock outstanding as of September 14, 2007, as reported in the Company's Form 10-K for the fiscal year ended June 30, 2007.

As of the close of business on October 17, 2007:

                  (i) Spectrum beneficially owns 198,312 shares of Common Stock constituting approximately 8.7% of the shares of Common Stock outstanding;

                  (ii) Capital beneficially owns 341,351 shares of Common Stock constituting approximately 14.9% of the shares of Common Stock outstanding;

                  (iii) Holding beneficially owns 341,351 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 14.9% of the shares of Common Stock outstanding; and

                  (iv) Mr. Zeff beneficially owns 539,663 shares of Common Stock comprised of 198,312 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 341,351 shares of Common Stock held by Capital (Mr. Zeff is the sole manger of Capital's general partner), in total constituting approximately 23.6% of the shares of Common Stock outstanding;

         (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 198,312 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 341,351 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

         (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons during the past 60 days.

                  The following purchase was made by Capital:


       Date            Price Per Share       Number of Shares

    10/15/2007              2.98                 77,489

                  The following purchase was made by Spectrum:

       Date            Price Per Share      Number of Shares

    10/15/2007              2.98                 46,438

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               None.

Item 7.        Material to be Filed as Exhibits

         Exhibit 99.1: Joint Filing Agreement, dated as of October 18, 2007, by and among the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2007

                                       /s/ Daniel Zeff
                                       -------------------------------
                                       Daniel Zeff

                                       ZEFF HOLDING COMPANY, LLC

                                       By: /s/ Daniel Zeff
                                           -------------------------
                                       Name:  Daniel Zeff
                                       Title: Manager

                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: /s/ Daniel Zeff
                                           -------------------------
                                       Name:  Daniel Zeff
                                       Title: Manager

                                       SPECTRUM GALAXY FUND LTD.

                                       By: /s/ Dion R. Friedland
                                           -------------------------
                                       Name:  Dion R. Friedland
                                       Title: Director

                                                                    Exhibit 99.1

                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Sport-Haley, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 18th day of October, 2007.


                                       /s/  Daniel Zeff
                                       -----------------------------
                                       Daniel Zeff

                                       ZEFF HOLDING COMPANY, LLC

                                       By: /s/ Daniel Zeff
                                       -----------------------------
                                       Name: Daniel Zeff
                                       Title: Manager

                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: /s/ Daniel Zeff
                                       -----------------------------
                                       Name: Daniel Zeff
                                       Title: Manager

                                       SPECTRUM GALAXY FUND LTD.

                                       By: /s/ Dion R. Friedland
                                       -----------------------------
                                       Name: Dion R. Friedland
                                       Title: Director